Exhibit 2

Grown Rogue Announces Early Conversion of Debentures

Medford, Oregon, June 11, 2024 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a craft cannabis company born from the amazing terroir of Oregon’s Rogue Valley, is pleased to announce the early conversion of debentures.

The Company announces that 9,947,312 common shares were issued in connection with the early conversion of debentures representing a principal amount of US$1.75 million. After the debenture conversion, US$4.35 million in convertible debentures remain.

After the conversion, funds managed by Mindset Capital, a private investment firm focused on the cannabis industry, has increased their combined holdings to 35,065,532 shares and is now the largest shareholder of the Company. Mindset Capital led the two rounds of debenture financings between December 2022 and August 2023.

“We would like to thank our debenture holders for converting their debentures more than three years early and continuing to show their commitment and alignment to Grown Rogue’s long-term strategy. This early conversion will save the Company US$0.5 million of interest,” said Obie Strickler, CEO of Grown Rogue.

“With the conversion, Mindset Capital has become the largest shareholder of Grown Rogue. I would like to personally thank Aaron and his team for their unwavering support and commitment to the Company since we first met in late 2022. Aaron has been instrumental in helping us shape our strategy, raising capital, attracting new and sophisticated investors, spreading our story across the world, and providing meaningful analysis and insight into the industry and our business. We could not be more excited to have Mindset as our largest shareholder and he has now set a new target for Sarah and me to personally regain our position as the largest shareholders!”

“Mindset Capital is excited to support Grown Rogue as it expands into new markets and brings Oregon quality craft cannabis flower at a great price to more and more consumers, one state at a time,” said Aaron Edelheit, CEO of Mindset Capital.

“We think Grown Rogue can capitalize on their competitive advantages and substantially grow its free cash flow. The next twelve months should be transformative for the company, and we are proud to be the largest shareholder.”

In addition, 168,750 common shares were issued in connection with options. The Company confirms it currently has 218,616,805 common shares issued and outstanding and 262,449,055 common shares on a fully diluted basis.

About Grown Rogue

Grown Rogue International Inc. (CSE: GRIN | OTC: GRUSF) is a craft cannabis company operating in Oregon, Michigan, Minnesota, Maryland, and New Jersey, focused on delighting customers with premium flower and flower-derived products at fair prices. The Company’s roots are in Southern Oregon, where it has proven its capabilities in the highly competitive and discerning Oregon market. The Company’s passion for quality product and value, combined with a disciplined approach to growth, prioritizes profitability and return on capital without sacrificing quality. The Company’s strategy is to pursue capital efficient methods to expand into new markets, bringing craft-quality product at fair prices to more consumers. The Company also continues to make modest investments to improve outdoor craft cultivation capabilities in preparation for eventual interstate commerce. For more information, visit www.grownrogue.com.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward‐looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward‐ looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward‐looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward‐looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward‐looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on Sedar.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward‐looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward‐looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR+ at www.sedarplus.ca. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue, please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer
obie@grownrogue.com

Jakob Iotte

Vice President of Investor Relations

jakeiotte@grownrogue.com

(458) 226-2662

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